EXHIBIT 99.1

For immediate release

Not for distribution to United States news wire services or for dissemination in the United States.

NEXEN ANNOUNCES $477.1 MILLION BOUGHT DEAL SECONDARY OFFERING OF TRUST UNITS OF CANEXUS INCOME FUND

Calgary, Alberta, January 18, 2011 – Nexen Inc. ("Nexen") announces today that it has entered into an agreement with a syndicate of underwriters (the "Underwriters"), led by Scotia Capital and CIBC World Markets, for a secondary offering on a bought deal basis of 74,542,900 trust units ("Trust Units") of Canexus Income Fund ("Canexus") at an offering price of $6.40 per Trust Unit for aggregate gross proceeds to Nexen of C$477,074,560 (the "Offering").

Canexus will not receive any of the proceeds of the Offering.  After giving effect to this Offering, Nexen will not own any Trust Units or any securities convertible into Trust Units as the sale of 74,542,900 Trust Units by Nexen pursuant to the Offering represents Nexen's entire interest in Canexus.  At closing of the Offering, Messrs. Romanow, Reinhart and Miller, Nexen's current nominees to the board of directors of Canexus Limited, the administrator of Canexus, will resign from their positions as directors of Canexus Limited.

“This sale ends our long term association with the chemicals business.  Canexus is a solid company with a strong management team and Board that will continue to generate value for its unit holders.  This business was not core to our operations and the sale of our units allows us to focus our efforts on continuing to generate value for our shareholders.” said Marvin Romanow, President and CEO of Nexen.

Nexen currently holds its ownership interest in Canexus indirectly through its ownership of Convertible Debentures and Exchangeable Limited Partnership Units of Canexus Limited Partnership, which securities are convertible into Trust Units at Nexen's option.  In order to facilitate the Offering, Nexen will convert all Convertible Debentures and Exchangeable Limited Partnership Units of Canexus Limited Partnership held by it into Trust Units prior to the closing of the Offering.  On a diluted basis, assuming conversion of the Convertible Debentures and Exchangeable Limited Partnership Units of Canexus Limited Partnership held by Nexen, the sale of 74,542,900 Trust Units represents the sale of approximately 65.4% of the currently outstanding Trust Units.

The Offering will be made pursuant to a short form prospectus to be filed by Canexus with securities regulators in each of the provinces of Canada, other than the Province of Quebec.  Closing of the Offering is expected to occur on or about February 7, 2011.  The Offering is subject to receipt of any necessary regulatory and stock exchange approvals.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are focused on three growth strategies: oil sands and unconventional gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deep-water Gulf of Mexico. We add value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For further information please contact:

Pierre Alvarez
Vice President, Corporate Relations
(403) 699-5202

Tim Chatten, P.Eng
Analyst, Investor Relations
(403) 699-4244

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this news release constitute "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) or "forward-looking information" (within the meaning of applicable Canadian securities legislation). Such statements or information ("forward-looking statements") are generally identifiable by the terminology used such as "anticipate", "believe", "intend", "plan", "expect", "estimate", "budget", "outlook" or other similar words. More particularly, this press release contains statements concerning the closing of the Offering. Although Nexen believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because Nexen can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the offering could be delayed if Nexen or Canexus are not able to obtain the necessary regulatory and stock exchange approvals on the planned timelines. The Offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the Offering will not be completed within the anticipated time or at all.

The forward-looking statements contained in this press release are made as of the date hereof and Nexen undertakes no obligations to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.